As filed with the Securities and Exchange Commission on June 8, 2007

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1933
For the transition period from                      to

Commission File No. 333 - 94451

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
POLARIS 401(k) RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
POLARIS INDUSTRIES INC.
2100 Highway 55
Medina, Minnesota 55340

Polaris 401(k) Retirement Savings Plan
Financial Statements and Supplemental Schedule
Years Ended December 31, 2006 and 2005

Report of Independent Registered Public Accounting Firm
The Plan Administrator
Polaris 401(k) Retirement Savings Plan
We have audited the accompanying statements of net assets available for benefits of Polaris 401(k) Retirement Savings Plan as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Minneapolis, Minnesota
June 4, 2007

Polaris 401(k) Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 31
	2006	2005

Assets
Cash	$456	$—
Investments, at fair value	213,546,957	192,670,130
Accrued income receivable	411	385

Net assets available for benefits	$213,547,824	$192,670,515

See accompanying notes.

Polaris 401(k) Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2006	2005

Net assets available for benefits, beginning of year	$192,670,515	$171,724,340

Contributions:
Employer	6,867,202	7,252,823
Employee	10,382,203	10,795,622
Rollover	581,585	763,290

Total contributions	17,830,990	18,811,735

Investment gain:
Interest and dividend income	10,619,715	5,501,228
Net realized and unrealized (loss) gain in fair value of investments:
Polaris Industries common stock	(147,037)	(1,330,759)
Registered investment companies	10,220,252	7,519,302

Total investment gain	20,692,930	11,689,771

Distributions to participants	(17,601,267)	(9,514,373)
Administrative expenses	(45,344)	(40,958)

Net increase	20,877,309	20,946,175

Net assets available for benefits, end of year	$213,547,824	$192,670,515

See accompanying notes.

Polaris 401(k) Retirement Savings Plan
Notes to Financial Statements
December 31, 2006
1. Description of the Plan
The following description of the Polaris 401(k) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering substantially all employees of the Plan’s sponsor, Polaris Industries Inc. (the Company), and its U.S. subsidiaries. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Plan Operations
Certain administrative costs totaling $26,500 and $26,250 for the plan years ended December 31, 2006 and 2005, respectively, were paid by the Company. Administrative costs paid by the Company include trustee/asset custodian fees, record-keeping fees, and investment management fees.
Plan Administration
The Plan’s trustee, Fidelity Management Trust Company (the Trustee), holds and invests the assets of the Plan and also distributes the retirement benefits upon instruction from the plan administrator. The Plan is administered by an executive committee appointed by the Board of Directors of the Company.
Contributions/Participant Accounts
Participants may elect to make contributions (limited to a maximum of 50% of the participant’s compensation or $15,000, as defined in the Plan) to their account balances.
The Company will make a fully vested matching contribution to each participant’s account in the Plan of 100% of each dollar of 401(k) contributions up to 5% of covered compensation. This contribution is intended to satisfy a safe harbor contribution formula permitted by Internal Revenue Service (IRS) regulations. By making the safe harbor matching contribution, the Plan will automatically satisfy the nondiscrimination requirements that otherwise would apply to 401(k) contributions made to the Plan.
Plan earnings, as defined, are allocated pro rata based on participants’ account balances.

Polaris 401(k) Retirement Savings Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Vesting
Participants are immediately vested in their pretax and employer contributions, plus actual earnings thereon.
Participant Loans
Participants may apply for loans from the Plan in amounts of the lesser of 50% of their vested account balances or $50,000. Loans must be paid back within five years; however, this period may be extended to ten years if the loan is utilized for the acquisition of a primary residence. The interest rate charged on loans outstanding ranged from 6.0% to 11.5% as of December 31, 2006.
Distributions to Participants
Employee account balances are distributable upon retirement, disability, death, termination from the Company, or hardship. Upon the occurrence of one of these events, a participant (or the participant’s beneficiary in the case of death) may receive his or her account balance as a lump-sum payment or in monthly payments through an annuity as available per plan provisions.
Plan Amendment and Termination
The Company has the right to amend or terminate the Plan, subject to the provisions of ERISA. In the event of the Plan’s termination, all assets of the Plan will be distributed to participants in accordance with plan provisions.
2. Significant Accounting Policies and Procedures
Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting.

Polaris 401(k) Retirement Savings Plan
Notes to Financial Statements (continued)
2. Significant Accounting Policies and Procedures (continued)
Investment Valuation and Income Recognition
Investments of the Plan are stated at fair value. Shares of registered investment companies and the Company’s common stock are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.
Purchases and sales of securities are reflected on a trade-date basis. Interest income is recognized when earned. Dividend income is recorded on the ex-dividend date.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
3. Investments
The investment options of the Plan at December 31, 2006 and 2005, consist of deposits with 18 funds for 2006 and 15 funds for 2005 managed by the Trustee, 6 externally managed funds for 2006 and 6 externally managed funds for 2005, and the Polaris stock fund. Participants elect to have their account balances invested in one or more of the funds and may change the fund investment mix daily via a voice response system or the Internet.
The following presents investments that represent 5% or more of the Plan’s net assets as of December 31:

	2006	2005

Fidelity Managed Income Portfolio	$36,934,199	$35,232,764
Neuberger Berman Genesis Trust	36,138,797	35,999,002
Spartan U.S. Equity Fund	33,391,863	30,920,425
Fidelity Dividend Growth Fund	27,085,440	25,304,408
Fidelity Diversified International Fund	19,144,506	13,370,636
Fidelity Puritan Fund	18,076,734	17,019,670

Polaris 401(k) Retirement Savings Plan
Notes to Financial Statements (continued)
4. Tax Status
The Plan has received a determination letter from the IRS dated August 3, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.
5. Party-in-Interest Transactions
The Plan invests in Fidelity funds and the Company’s stock. These transactions qualify as exempt party-in-interest transactions. The fair value of the Company’s common stock was $3,350,218 and $3,981,563 at December 31, 2006 and 2005, respectively.
6. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and amounts reported in the statements of net assets available for benefits.
7. Plan Amendment
Effective March 28, 2005, the Plan was amended such that terminated participants with account balances of $1,000 or less will receive a lump sum cash payment as soon as administratively practicable upon the participant’s employment termination.

Supplemental Schedule
Polaris 401(k) Retirement Savings Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Employer Identification Number 41-1857431
Plan Number: 001
December 31, 2006

Description	Current Value

Fidelity Managed Income Portfolio*	$36,934,199
Neuberger Berman Genesis Trust	36,138,797
Spartan U.S. Equity Fund	33,391,863
Fidelity Dividend Growth Fund*	27,085,440
Fidelity Diversified International Fund*	19,144,506
Fidelity Puritan Fund*	18,076,734
Fidelity Growth Company Fund*	6,727,908
PIMCO Total Return Fund	4,031,034
Polaris Industries Inc. common stock*	3,350,218
Oakmark Select I	3,256,017
Fidelity Freedom 2020 Fund*	2,720,412
Fidelity Freedom 2030 Fund*	2,608,897
Franklin Small Cap Growth Fund	2,515,343
Fidelity Equity Income*	2,120,788
Fidelity Freedom 2040 Fund*	2,041,009
Fidelity Freedom 2010 Fund*	1,650,684
Dreyfus Mid Cap Index	1,073,758
Fidelity Value Fund	590,874
Fidelity Freedom 2015 Fund*	415,644
Fidelity Freedom 2025 Fund*	254,576
Fidelity Freedom 2035 Fund*	186,346
Fidelity Freedom 2000 Fund*	111,816
Interest-bearing cash	108,098
Fidelity Freedom Income Fund*	107,700
Dreyfus Small Cap Stock	699,093
Fidelity Freedom 2005 Fund*	40,231

205,381,985
Participant loans, with interest rates ranging from 6.0% to 11.5%, maturing through October 19, 2016*	8,164,972

Total investments	$213,546,957

*	Denotes party in interest.

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 8, 2007	POLARIS 401(k) RETIREMENT SAVINGS PLAN By the Members of the 401(k) Retirement Committee as Plan Administrator

/s/ John B. Corness
John B. Corness

/s/ Shannon K. Knotts
Shannon K. Knotts

/s/ Michael W. Malone
Michael W. Malone

/s/ Mary P. McConnell
Mary P. McConnell

/s/ Thomas J. Rooney
Thomas J. Rooney

POLARIS 401(k) RETIREMENT SAVINGS PLAN
EXHIBIT INDEX

Number	Document	Method of Filing

23	Consent of Ernst & Young LLP	Filed herewith electronically